UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        ASCENT ENTERTAINMENT GROUP, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   043628-10-6
                                 (CUSIP Number)

                     Brian Schorr c/o Triarc Companies, Inc.
                                 280 Park Avenue
                            New York, New York 10017
                            Tel. No.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 January 4, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 043628-10-6                                         Page 2 of 18 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ascent Acquisition Group, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      2,876,700
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      2,876,700


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,876,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

14        TYPE OF REPORTING PERSON

          OO

                                  SCHEDULE 13D

CUSIP NO. 043628-10-6                                         Page 3 of 18 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Triarc Companies, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      2,876,700
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      2,876,700


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,876,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

14        TYPE OF REPORTING PERSON

          CO,HC

                                  SCHEDULE 13D

CUSIP NO. 043628-10-6                                         Page 4 of 18 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CP International Management Services Ltd.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bahamas

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      2,876,700
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      2,876,700


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,876,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

14        TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D

CUSIP NO. 043628-10-6                                         Page 5 of 18 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Consolidated Press International Holdings Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bahamas

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      2,876,700
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      2,876,700


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,876,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

14        TYPE OF REPORTING PERSON

          CO,HC

                         Amendment No. 1 to Schedule 13D
                         -------------------------------

         This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend Schedule 13D, filed on November 16, 1998 (the "Original Filing"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated to read in its entirety as follows:

         (a) The names of the persons filing this statement are Ascent Acquisition Group, LLC ("Group LLC"), Triarc Companies, Inc. ("Triarc"), CP International Management Services Ltd. ("CP International") and Consolidated Press International Holdings Limited ("CPIHL" and, collectively with Group LLC, Triarc and CP International, the "Reporting Persons").

                  The members of Group LLC are Triarc and CP International. Triarc has appointed Brian L. Schorr as manager, and John L. Barnes and Eric D. Kogan as alternate managers, of Group LLC (collectively, "T Managers"). It is expected that an additional manager and two alternate managers will be appointed by CP International.

                  The names of the directors and executive officers of Triarc are set forth on Schedule 1 of the Original Filing. Such Schedule is incorporated herein by reference. No person controls or shares in the control of Triarc who is not a member of its board of directors.

                  CP International is owned through a series of subsidiaries by CPIHL. The Packer family directly or indirectly beneficially owns CPIHL. The names of the directors and executive officers of CP International and CPIHL are set forth on Schedules 2 and 3, respectively, of the Original Filing. Such Schedules are incorporated herein by reference.

         (b) The business address of each of Group LLC and Triarc is 280 Park Avenue, New York, New York 10017. The business address of CP International is 2nd Floor, Block A, Russell Court, St. Stephen's Green, Dublin 2, Ireland. The business address of CPIHL is Sassoon House, Northwestern Corner of Shirley Street & Victoria Avenue, City of Nassau, Island of New Providence, Commonwealth of the Bahamas. The business address of Packer is 3rd Floor, 54 Park Street, Sydney, Australia. The business address of each of the T Managers is set forth on Schedule 1 of the Original Filing. The business address of each of the directors and executive officers of Triarc, CP International and CPIHL is set forth on Schedules 1, 2 and 3, respectively, of the Original Filing. Such Schedules are incorporated herein by reference.

         (c) Group LLC is a limited liability company formed to acquire, own and dispose of Common Stock. Triarc is a holding company which is engaged in beverage and restaurant operations. Triarc also has an equity interest in the liquefied petroleum gas business. CP International and CPIHL are holding companies whose principal business is investments.

                  The present principal occupation of each of the T Managers is set forth on Schedule 1 of the Original Filing. The present principal occupation of each of the directors and executive officers of Triarc, CP International and CPIHL is set forth on Schedules 1, 2 and 3, respectively, of the Original Filing. Such Schedules are incorporated herein by reference.

         (d) During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Group LLC is organized under the laws of Delaware. Triarc is organized under the laws of Delaware. CP International and CPIHL are organized under the laws of the Bahamas. Each of the T Managers are United States citizens. Each of the directors and executive officers of Triarc are United States citizens. The Citizenship for each of the directors and executive officers of CP International and CPIHL is set forth on Schedules 2 and 3, respectively, of the Original Filing. Such Schedules are incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by the addition of the following:

         Group LLC purchased an aggregate of 94,000 shares of Common Stock for an aggregate purchase price of $744,905.60 through open market purchases. Group LLC obtained the funds for the purchase of Common Stock from capital contributions of its members.

Item 5.   Interest in Securities of the Issuer.

Item 5(a) and Item 5(b) are hereby amended and restated to read in their entirety as follows:

         Group LLC

         (a) Group LLC may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,876,700 shares of Common Stock, which represent 9.7% of the issued and outstanding shares of the class of securities identified in Item 1. Of the 2,876,700 shares of Common Stock, Group LLC directly holds 94,000 shares.

         (b) Group LLC has shared voting and investment power with Triarc, CP International and CPIHL with respect to the 2,876,700 shares of Common Stock.

         Triarc

         (a) Triarc may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,876,700 shares of Common Stock, which represent 9.7% of the issued and outstanding shares of the class of securities identified in Item 1. Of the 2,876,700 shares of Common Stock, Triarc directly holds 1,391,350 shares.

         (b) Triarc has shared voting and investment power with Group LLC, CP International and CPIHL with respect to the 2,876,700 shares of Common Stock.

         CP International and CPIHL

         (a) Each of CP International and CPIHL may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,876,700 shares of Common Stock, which represent 9.7% of the issued and outstanding shares of the class of securities identified in Item 1. Of the 2,876,700 shares of Common Stock, CP International directly holds 1,391,350 shares.

         (b) CP International and CPIHL have shared voting and investment power with Group LLC and Triarc with respect to the 2,876,700 shares of Common Stock.

         Except as set forth herein, to the best knowledge of Group LLC, Triarc, CP International and CPIHL, none of the persons named in Item 2(a) beneficially owns any shares of Common Stock of the Issuer.

Item 5(c) is hereby amended by the addition of the following:

         (c) During the last 60 days, Group LLC has acquired the following shares of Common Stock:

                                 NUMBER OF                   PURCHASE PRICE
            DATE                  SHARES                     PER SHARE ($)
            ----                 ---------                   --------------
           1/4/99                 91,000                         7.9241
           1/8/99                  3,000                         7.9375

All of such purchases by Group LLC were open market purchases.

Item 6. Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read in its entirety as follows:

         In order to share the voting and investment power over the shares of Common Stock of the Issuer held by the Reporting Persons, Triarc and CP International formed Group LLC. Each of Triarc and CP International will contribute 1,391,350 shares of Common Stock of the Issuer to the capital of Group LLC. Any decision with respect to the voting or disposition of Common Stock owned by Group LLC will require the approval of both members. Upon the dissolution of Group LLC the shares of Common Stock held by Group LLC shall be equally distributed between Triarc and CP International.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Joint Filing Agreement of the Reporting Persons, dated January 14, 1999.

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated:  January 14, 1999

                               Ascent Acquisition Group, LLC

                               By: /s/ Brian L. Schorr
                               -----------------------
                               Name:  Brian L. Schorr
                               Title: Manager


                               Triarc Companies, Inc.

                               By: /s/ Brian L. Schorr
                               -----------------------
                               Name:  Brian L. Schorr
                               Title: Executive Vice President and
                                      General Counsel


                               CP International Management Services Ltd.

                               By: /s/ Peter G. Beer
                               ---------------------
                               Name:  Peter G. Beer
                               Title: Executive and Company Director


                               Consolidated Press International Holdings Limited

                               By: /s/ Peter G. Beer
                               ---------------------
                               Name:  Peter G. Beer
                               Title: Alternative Director to John Cherry
                                      and Secretary

Exhibits
--------

Exhibit 1 - Joint Filing Agreement